
December 15, 2022

Jeremy Sussman
Chief Financial Officer
Ramaco Resources, Inc.
250 West Main Street, Suite 1800
Lexington, Kentucky 40507

      Re: Ramaco Resources, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed April 1, 2022
          Form 10-Q for the Quarterly Period Ended June 30, 2022
          Filed August 9, 2022
          File No. 001-38003

Dear Jeremy Sussman:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Energy & Transportation